BB

02018151

1-3-11

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34364

RECEIVED FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Patterson Travis, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12835 East Arapahoe Road, Suite 700
(No. and Street)

Englewood	Colorado	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David T. Travis (303) 790-8522
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Comiskey & Company, P.C.
(Name — *if individual, state last, first, middle name*)

789 Sherman Street, Suite 440	Denver	Colorado	80203
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/12/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, David T. Travis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Patterson Travis, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

KEVIN A. BRADLEY NOTARY PUBLIC STATE OF COLORADO

Notary Public

My Commission Expires 02/02/2004

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The accompanying notes are an integral part of the financial statements.

Comiskey Professional Corporation
& Company

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Patterson Travis, Inc.
Englewood, Colorado

We have audited the accompanying statement of financial condition of Patterson Travis, Inc. as of December 31, 2001, and the related statements of operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patterson Travis, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 10 through 18 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado
February 6, 2002

Comiskey & Co.
PROFESSIONAL CORPORATION

Certified Public Accountants & Consultants

789 Sherman Street • Suite 440 • Denver, CO 80203
(303) 830-2255 • Fax (303) 830-0876 • info@comiskey.com • www.comiskey.com

Patterson Travis, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$	6,736
Commissions receivable		44,459
Receivable from clearing		1,240
Accounts receivable		45,061
Clearing deposits		358,327
Deposits and prepaid expenses		9,588
Firm inventories, long		234,430
Investments in marketable securities, at market		38,991
Deferred net income tax asset		165,000
Furniture and equipment - at cost (less accumulated depreciation of $39,087)		24,039
	$	927,871

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	13,850
Estimated arbitration settlements payable		25,000
Commissions payable		2,142
Withholding taxes		1,997
NASD fines payable		11,447
Payable to clearing		274,111
Firm inventory - short		1,360
Trading notes payable		28,332
		358,239
STOCKHOLDER'S EQUITY		
Common stock, $2.00 par value, 250,000 shares authorized; 225,750 shares issued and outstanding		451,500
Additional paid-in capital		1,378,207
Accumulated deficit		(1,260,075)
		569,632
	$	927,871

The accompanying notes are an integral part of the financial statements.

Patterson Travis, Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2001

Revenues	
Commissions	$ 63,753
Net dealer loss on sales of inventory	(374,808)
Net dealer gain on securities held for investment	169,312
Unrealized losses on marketable equity securities	(56,196)
Miscellaneous income	53,015
	(144,924)
Expenses	
Commissions and brokerage expenses	141,275
Office rent	41,220
Depreciation and amortization	7,274
Loss on disposal of furniture and equipment	2,437
Other general and administrative expenses	441,420
Arbitration settlements	81,234
	714,860
Net loss before income taxes	(859,784)
Income tax provision	-
NET LOSS	(859,784)
Accumulated deficit, beginning of year	(400,291)
Accumulated deficit, end of year	$ (1,260,075)

The accompanying notes are an integral part of the financial statements.

Patterson Travis, Inc.
STATEMENT OF CASH FLOWS
December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (859,784)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Unrealized loss on marketable securities	267,041
Depreciation and amortization	7,274
Net gain on sale of marketable securities	(169,312)
Loss on disposal of furniture and equipment	2,437
Changes in:	
Estimated arbitration settlements payable	25,000
NASD fines payable	11,447
Commissions receivable	(44,459)
Receivable from clearing	(115)
Accounts receivable	(45,061)
Deposits and prepaid expenses	311
Income taxes payable or receivable	213,197
Inventories, net of short positions	930,179
Commissions payable and accrued expenses	(110,081)
Withholding taxes	(6,477)
Payable to clearing	(1,098,163)
Net cash flows from operating activities	(876,566)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of marketable securities	467,549
Investments in marketable securities	(56,207)
Decrease in clearing deposits	306,673
Net cash flows from investing activities	718,015
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from sale of company stock	168,000
Decrease in trading notes	(46,668)
Net cash flows from financing activities	121,332
Net decrease in cash	(37,219)
CASH, BEGINNING OF YEAR	43,955
CASH, END OF YEAR	$ 6,736

The accompanying notes are an integral part of the financial statements.

1. Summary of Significant Accounting Policies

Organization

Patterson Travis, Inc. (the Company) provides security brokerage and related services as set forth by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Until 1992, it operated under the name Travis Securities Corporation. During 1992, and until March 30, 1993, it operated under the name Patterson, Travis Securities Corporation.

The Company operates pursuant to Rule 15c3-3 paragraph (k)(2) of the Securities Exchange Act of 1934, and does not carry customer accounts, clear customer transactions, hold customer funds or securities, or owe money or securities to customers. As a result, the Company is exempt from certain provisions and requirements of Rule 15c3-3. Accordingly, all customer transactions are executed and cleared on behalf of the Company by Southwest Clearing Corporation (Southwest) on a fully-disclosed basis. Southwest makes and keeps such records of transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker/dealer, pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended.

The Company received its brokerage license from the Securities and Exchange Commission (SEC) during 1988 and its membership in the National Association of Securities Dealers (NASD) in 1991.

Furniture and Fixtures

Furniture and fixtures are stated at cost and depreciation is provided using the straight-line method over useful lives of 5 to 7 years, commencing in the month the Company placed them in service. Leasehold improvements are amortized over the life of the lease.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Security Transactions and Marketable Securities

Security transactions, including the resulting commission revenues and expenses, are recorded on a settlement date basis. Underwriting commissions and fees are recognized at the time the underwriting is completed. Realized gains and losses on investments in marketable securities are determined using the first-in, first-out method.

Marketable securities are valued at market, based on the closing bid price. Securities sold, but not yet purchased, are valued at market, based on the closing ask price of the security. The resulting differences between cost and market (or fair market value) are included in operations as unrealized gains or losses on marketable securities.

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Deferred income taxes are provided for revenue and expense items reported in different periods for financial statement and income tax purposes. The primary taxable and deductible temporary differences are the Company's unrealized gain/loss on marketable securities held for investment, its basis in fixed assets, and non-benefited tax loss carryforwards.

Risk Concentrations

The Company, from time to time, maintains cash balances in excess of federally insured limits.

2. Contingencies

Litigation

The Company is party to a number of arbitrations arising in the ordinary course of business. The arbitrations ask for actual and punitive damages totalling $268,500. The Company has proposed settlements totaling $25,000, which have been charged to operations in the accompanying financial statements for 2001. If the settlement offers are not accepted, the amount of the ultimate loss to the Company, if any, may equal the amount of damages sought by the plaintiffs. The Company settled arbitrations totaling $56,234 during the past year.

3. Marketable Securities and Securities Sold, but not yet Purchased at Market Value

The following table lists the marketable security investment positions of the Company (exclusive of inventories) as of December 31, 2001:

	Securities sold but not yet purchased (short positions)	Marketable securities (long positions)
Aggregate cost	$ -	$ 26,181
Aggregate market (carrying value)	-	38,991
Gross unrealized gains	$ -	$ 12,810

Aggregate cost has been reduced by permanent impairments of approximately $166,000.

4. Clearing Agreement

The Company utilizes an unaffiliated brokerage firm to provide security clearance services on a fully disclosed basis. The agreement may be terminated by either party upon 30 days written notice and requires a minimum monthly clearing charge of $250 per month. At December 31, 2001, the deposit with the clearing broker/dealer was $ 358,327.

5. **Net Capital Requirements**

Pursuant to the Net Capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum Net Capital as defined under such provisions. As of December 31, 2001, the Company had Net Capital and Net Capital requirements of $238,718 and $100,000, respectively. The Net Capital ratio (Aggregate Indebtedness to Net Capital) was approximately 1.35 to 1. In accordance with Rule 15c3-1, the Net Capital ratio should not exceed 15 to 1.

The Company did not make a computation under Rule 15c3-3, as the Company is exempt under Rule 15c3-3 in accordance with paragraph (k)(2) of Rule 15c3-3 of the Securities and Exchange Act of 1934. All customer transactions are cleared through another broker/dealer, Southwest Clearing Corp., on a fully-disclosed basis.

6. **Leases**

The Company currently has no long-term leases. The Company rents office space on a month to month basis for $3,038 per month.

7. **Income Taxes**

The components of the provision for income tax expense are:

Income taxes currently payable:	
Federal	$ -
State	-
Total income tax provision	$ -

Components of the Company's deferred tax assets and liabilities are:

Deferred tax assets:	
Non-benefited capital loss carryforwards	$ 49,510
Market value adjustment - investment account	52,248
Federal net operating loss carryforwards	411,961
Total deferred tax assets	513,719
Less valuation allowance	(340,719)
Deferred tax liabilities:	
Furniture and fixtures	(8,000)
Net deferred tax asset	$ 165,000

The provision for income tax differs from Federal statutory rates applied to pre-tax financial statement income primarily due to the effect of the valuation allowance for built-in market value losses and loss carryforwards from securities held for investment, and to state taxes.

During 2001, the valuation allowance increased by $224,622. The Company's operating and capital loss carryforwards will expire between the years 2004 and 2021.

8. **Stockholder's Equity and Other Comprehensive Income**

Statement of Financial Accounting Standards No. 130 - Reporting Comprehensive Income requires the separate disclosure of items comprising total comprehensive income. As of December 31, 2001, the Company has no items which are required to be thus disclosed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Patterson Travis, Inc. | N 3 | | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01 [99]
SEC FILE NO. [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 6,736	200			$ 6,736	750
2. Receivables from brokers or dealers:						
A. Clearance account	44,459	295				
B. Other	359,567	300	$ 45,061	550	449,087	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	273,421	424				
E. Spot commodities		430			273,421	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	24,039	680	24,039	920
11. Other assets		535	174,588	735	174,588	930
12. TOTAL ASSETS	$ 684,183	540	$ 243,688	740	$ 927,871	940

OMIT PENNIES

The accompanying notes are an integral part of the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Patterson Travis, Inc. as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	274,111	1115		1305	274,111	1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value			1,360	1360	1,360	1620
17. Accounts payable, accrued liabilities, expenses and other	54,436	1205		1385	54,436	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured	28,332	1211		1390	28,332	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ ____ 970						
2. Includes equity subordination (15c3-1 (d)) of .... $ ____ 980						
B. Securities borrowings, at market value: from outsiders $ ____ 990				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ ____ 1000						
2. Includes equity subordination (15c3-1 (d)) of .... $ ____ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 356,879	1230	$ 1,360	1450	$ 358,239	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			451,500	1792
C. Additional paid-in capital			1,378,207	1793
D. ~~Retained earnings~~ Accumulated deficit			(1,260,075)	1794
E. Total			569,632	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 569,632	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 927,871	1810

OMIT PENNIES

/76

BASIC FILERS ONLY

The accompanying notes are an integral part of the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Patterson Travis, Inc.

For the period (MMDDYY) from 01/01/01 [3932] to 12/31/01 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	63,753	3939
d. Total securities commissions	63,753	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading	(374,808)	3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	113,116	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	53,015	3995
9. Total revenue	$ (144,924)	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			$	4120
11. Other employee compensation and benefits			127,953	4115
12. Commissions paid to other broker-dealers			70,278	4140
13. Interest expense			60,707	4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			10,828	4195
15. Other expenses			445,094	4100
16. Total expenses			$ 714,860	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (859,784)	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (859,784)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

The accompanying notes are an integral part of the financial statements.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Patterson Travis, Inc. as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Southwest Clearing Corp.	4335	-0-	4570
D. (k) (3)—Exempted by order of the Commission			4580

The accompanying notes are an integral part of the financial statements,

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Patterson Travis, Inc. as of 12/31/01

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 569,632	3480
2. Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3. Total ownership equity qualified for Net Capital			569,632	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 569,632	3530
6. Deductions and/or charges: [17]				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 243,688	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(243,688)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions [20]			$ 325,944	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities [18]		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	54,967	3734		
D. Undue Concentration	4,889	3650		
E. Other (List) Blockage	27,370	3736	(87,226)	3740
10. Net Capital			$ 238,718	3750

OMIT PENNIES

The accompanying notes are an integral part of the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Patterson Travis, Inc. as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 23,792	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14.	Excess net capital (line 10 less 13)	$ 138,718	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 203,030	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 356,879	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 356,879	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 135	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

The accompanying notes are an integral part of the financial statements.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

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The accompanying notes are an integral part of the financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Patterson Travis, Inc.

For the period (MMDDYY) from 01/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 1,261,416	4240
A. Net income (loss)			(859,784)	4250
B. Additions (Includes non-conforming capital of	$	4262)	168,000	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 569,632	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

The accompanying notes are an integral part of the financial statements.

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Patterson Travis, Inc.
NOTES TO COMPUTATION OF NET CAPITAL
December 31, 2001

1. **Basis of Presentation**

Patterson Travis, Inc. (the Company) unaudited Financial and Operational Combined Uniform Single Report including Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission previously filed as Part IIA for the year ended December 31, 2001 included potentially material differences. In compliance with Rule 17a-5(d), the notes herein reconcile all potentially material differences between the Company's unaudited schedule and the audited schedule filed herewith. Differences which are not considered potentially material are not disclosed.

2. **Reconciliation of Net Capital Computation**

Net Capital as reported in the Company's Part II, Focus Report	$	303,027
Audit adjustments:		
Haircuts on securities		(27,862)
Estimated arbitration settlements payable		(25,000)
NASD fines payable		(11,447)
Audited net capital computation	$	238,718

3. **Total Ownership Equity**

The difference between the Company's unaudited ownership equity and the audited amount is reconciled as follows:

The Company's unaudited total ownership equity	$	616,100
Understatement of net loss		(46,468)
Audited total ownership equity	$	569,632

4. **Total Nonallowable Assets**

The difference between the Company's unaudited nonallowable assets and the audited amount is reconciled as follows:

The Company's unaudited nonallowable assets	$	253,709
Adjust prepaid expenses		(309)
Adjust fixed assets		(9,712)
Audited total nonallowable assets	$	243,688

5. **Total Aggregate Indebtedness Liabilities**

The difference between the Company's unaudited aggregate indebtedness liabilities and the audited amount is reconciled as follows:

The Company's unaudited total aggregate indebtedness liabilities	$	320,432
Estimated arbitration settlements payable		25,000
NASD fines payable		11,447
Audited total aggregate indebtedness liabilities	$	356,879

The accompanying notes are an integral part of the financial statements.

Comiskey Professional Corporation
&Company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Patterson Travis, Inc.
Englewood, Colorado

In planning and performing our audit of the financial statements of Patterson Travis, Inc. for the year ended December 31, 2001, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Patterson Travis, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of Aggregate Indebtedness (or Aggregate Debits) and Net Capital under Rule 17a-3(a).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and other practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public Accountants & Consultants

789 Sherman Street • Suite 440 • Denver, CO 80203
(303) 830-2255 • Fax (303) 830-0876 • info@comiskey.com • www.comiskey.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Denver, Colorado
February 6, 2002

Comiskey & Co.

PROFESSIONAL CORPORATION

PATTERSON TRAVIS, INC.

Financial Statements

December 31, 2001

CONTENTS

	Page
FACING PAGE	1
INDEPENDENT AUDITORS' REPORT	2
STATEMENT OF FINANCIAL CONDITION	3
STATEMENT OF OPERATIONS	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-9
SUPPLEMENTARY INFORMATION	
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT, INCLUDING COMPUTATION OF NET CAPITAL	10-17
NOTES TO COMPUTATION OF NET CAPITAL	18
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	19-20